KWESST Announces Appointment of New Chief Financial Officer

May 30, 2023 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW; ("KWESST" or "the Company") is pleased to announce that it has appointed Sean Homuth, CPA, CA as Chief Financial Officer (CFO), effective June 12, 2023.

As CFO, Mr. Homuth will lead the Company's finance function including accounting and controllership, tax planning, financial planning and analysis, investor relations, treasury, human resources and IT.  Mr. Homuth will also serve as the Company's Chief Compliance Officer, overseeing compliance with various regulations, permits, licenses and export controls.

"Sean is a proven CFO bringing extensive experience with emerging public companies.  After an exhaustive search process with a national recruiting firm, I'm excited to welcome Sean to KWESST," said David Luxton, Executive Chairman and interim CFO.  "With Sean's broad financial management, capital markets and investor relations experience he will be a versatile partner as we continue to ramp up revenue, build order backlog and drive towards a sustainable cash flow positive business."

Mr. Homuth brings more than 20 years-experience with public companies listed in both Canada and the United States across a wide range of industries, plus a variety of financing and M&A transactions.  He is a Chartered Professional Accountant (CPA, CA Ontario) and a Certified Public Accountant (Illinois).

I'm thrilled to be joining KWESST at such an exciting point in its development," said Mr. Homuth.  "The defence industry is clearly in a period of strong growth around the world.  I view KWESST as exceptionally well positioned to benefit from current trends with its unique range of offerings.  On a personal note, I come from a family with a long history of military service both in Canada and the U.S., so the KWESST business is personally meaningful to me.  I look forward to working with David and the team to capitalize on the many opportunities at hand as we continue to build out KWESST to its full potential."

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact: David Luxton, Executive Chairman and Interim CFO, luxton@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: anticipated timing of new CFO announcement, commencement of work with our joint venture partners under the DND contract award, increase of scope of work and revenue of such DND contract, increase in the scope of work and value of the BLDS contract and anticipated impacts on cash flow resulting from such increases. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST being unsuccessful in attracting the candidate retained for the position of CFO, the increase in scope of work and value of the DND contract and the BLDS project being less than anticipated, thereby having a lesser positive impact on the Company's cash flow, KWESST's inability to secure contracts and orders for its products in 2023 and onwards for reasons beyond its control, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.